Exhibit 3.115

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:39 AM 04/27/2015
FILED 11:13 AM 04/27/2015
SRV 150568161 - 5735895 FILE

CERTIFICATE OF FORMATION

OF

NRG ADVISORY SERVICES LLC

1.             Name: The name of the limited liability company is NRG Advisory Services LLC.

2.             Registered Office: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3.             Organizer: The name and address of the sole organizer of the limited liability company is Elizabeth McCormack, NRG Energy, Inc., 211 Carnegie Center, Princeton, NJ 08540.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of NRG Advisory Services LLC this 27th day of April, 2015.

/s/ Elizabeth McCormack
Elizabeth McCormack
Sole Organizer